UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For May 20, 2005.

Commission File Number 33-95280

FALCONBRIDGE LIMITED

(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920

Furnished herewith is:

Exhibit 99.1:	Press Release issued May 20, 2005 entitled “Noranda and Falconbridge Issue Anticipated Timetable Relating to Shareholder Votes for Amalgamation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

May 20, 2005	By:	/s/ Stephen K. Young
Stephen K. Young – Corporate Secretary

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued May 20, 2005 entitled “Noranda and Falconbridge Issue Anticipated Timetable Relating to Shareholder Votes for Amalgamation”